                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
             SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                           THE SECURITIES ACT OF 1934


                          GROUPMED INTERNATIONAL, INC.
                          ----------------------------
                 (Name of Small Business Issuer in Its Charter)


Nevada                                                    88-022698
------                                                    ---------
(State or Other                                        (I.R.S. Employer
Jurisdiction of Incorporation                          Identification No.)
or Organization)


                3095 South Grade Road, Suite B, Alpine, CA 91901
                ------------------------------------------------
                    (Address of Principal Executive Offices)


                                 (619) 445-0977
                                 --------------
                  (Issuer's Telephone No., Including Area Code)


Securities to be registered under Section 12(b) of the Act:


     Title of Each class      Name of Each Exchange on Which
     to be so Registered      Each Class is to be Registered
     -------------------      ------------------------------

            None                         None
     -------------------      ------------------------------

     -------------------      ------------------------------

Securities to be registered under Section 12(g) of the Act:


     Common Stock, par value $0.001
     ------------------------------
     (Title of Class)

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ITEM 1.   BUSINESS

     (a) BUSINESS DEVELOPMENT. GROUPMED INTERNATIONAL, INC. (the "Company") was originally incorporated in the State of Nevada on March 27, 1991 as FIRST MANHATTAN, INC. On June 8, 1995, the Company changed its name to GROUPMED INTERNATIONAL, INC.

     (b) BUSINESS OF ISSUER. Prior to July 1, 1995, the Company was in the development stage. Subsequent to that date, the Company is functioning in the development and operations of medical facilities and health care products, operated by its subsidiary, GroupMed International de Mexico, S.A. de C.V.
(GMIX), which owns and operates a hospital in Ensenada, Mexico. Principal products and services of GMIX include medical services and health care plans. The Company distributes its medical services through its facility Hospital Las Americas and safe of health care plans through network of sales people in Ensenada, Rosarito and Tijuana areas. The Company has not publicly announced any new product or service. The Company's business competition comes from medical services in Ensenada in the form of two small private hospitals, and Mexican state and federal run hospitals.

          The Mexican government has licensed the Company to operate as a hospital. The Mexican government has approved a medical specialty program implemented at the hospital in the area of heroin detoxification. The Company has approximately 130 full time employees at the hospital.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     (a) PLAN OF OPERATION. The Company unites professionals from Mexico and the U.S. with the purpose of establishing an international healthcare delivery system. Through its associated divisions, the Company plans to maintain its standard of excellence by continuing education and remaining on the cutting edge of technology and communication.

     (1)  GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V. ("GMIX")

          (a)  HOSPITAL LAS AMERICAS ("HLA")

          The Company's Mexican owned subsidiary GMIX purchased HLA, a state-of-the-art medical facility located in Ensenada, Baja California Norte, Mexico, to assist in the marketing and

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management of the Company's Mexican operations.  A Center of Excellence, HLA expands more than 65,000 square feet and brings an asset value in excess of U.S. $12,000,000. In addition to its internationally recognized tertiary and ancillary services, HLA will act as a conduit through which GMIX will operate its sales of medical equipment, pharmaceuticals, and bio-tech clinical testing. As of February 1, 1996, HLA will implement a Department of Orthopedic Medicine, headed by one of Europe's finest physicians, who specializes in the cure of back, neck and various joint pain. Further, and through a licensing agreement and shared research program with the Company, HLA will begin testing in the second quarter of 1996, one of the world's first liver dialysis machines, whose test results and eminent usage are designed to be tied to U.S. hospitals and research facilities.

          (b)  GROUPMED TOTAL HEALTH ("GTH")

          The first product developed by GTH was designed to effect the thousands of U.S. citizens that live in Mexico, whose number one problem has been the issue of healthcare. GTH has written a supplemental health management program to take care of the U.S. citizen primary healthcare while in Mexico.
GTH will also have relationships with the top health providers in the U.S., should the patient need to be returned to his/her primary insurance carrier area. The primary marketed target of GTH will be those privatized companies in Mexico, of which the banking industry is one, and U.S. maquiladoras are two, who are not covered by Mexico's socialized healthcare system. This product has been developed using the financial institution groups' specific needs as the criteria for its development.


     (2)  GROUPMED MSO (A MANAGEMENT SERVICES ORGANIZATION)

          GroupMed MSO is a Nevada owned corporation subsidiary of the Company, and will organize and manage a primary care physicians network through California Physicians Connection, a California corporation, that will be the first statewide Independent Physician Associations ["IPA"]. to assist GroupMed MSO in the implementation of these goals, the Company has retained McDermott, Will Emery, a leading healthcare law firm in the U.S. with offices worldwide, and has contracted with Beach International, Inc., a 20 year experienced marketing and communication consultant in the healthcare industry.

          Effective January 1, 1996, the Company initiated a Private Placement Offering with the goal of raising a net total of $810,000 of capital required for implementation of the IPA, legal, accounting, and working capital.

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     The Company is not undertaking any product research and development during the next twelve (12) months. Further, the Company does not expect to purchase or sell any facilities or significant equipment as part of its plan of operation. The Company does project a reduction of approximately twenty percent (20%) of its employees at Hospital Las Americas by the end of the second quarter of 1996.


ITEM 3.   DESCRIPTION OF PROPERTY

     (a) PROPERTY LOCATION AND OWNERSHIP. Through the Company's 99% owned subsidiary, effective July 1, 1995 GroupMed International de Mexico, S.A. de C.V. (GMIX), entered into a purchase agreement with Farvel Arrendamientos S.A. de C.V. (Seller), whereby GMIX purchased all of the operational assets of a hospital (Hospital Las America), land, equipment, inventory and an adjacent office building, located at Arenas #151, Ensenada, Baja California Norte, Mexico. Both the hospital and office building completed their construction in 1992; as a result, all facilities and equipment are in very good condition.

          The purchase price was $5,556,930, payable by several promissory notes with various due dates extending through January 1, 1997. In connection with the acquisition of GMIX by the Company, the assets were restated in their appraised market values, aggregating $12,778,203. On December 27, 1995, the Company, GMIX, and Seller agreed to that amount of the purchase and will be satisfied by the issuance of 2,000,000 unregistered shares of the Company's common stock to the Seller. The stock is to be held in escrow and distributed to Seller in installments during 1996 contingent upon the market value of the stock reaching $2.75 per share by April 1, 1996. The agreement also stipulates that in the event the market value does not reach $2.75 per share and Seller does not choose to accept an alternate form of payment, the Company may, at its discretion, offer cash in satisfaction of the debt.

     (b) INVESTMENT POLICIES. The Company may be in a position to purchase medically related property and/or buildings in Southern California as part of its development and management of a California IPA, through its wholly owned Subsidiary GroupMed MSO. Depending on the Seller's position and requirements, the Company will be able to proceed negotiations on a purchase without limitation to either a simple cash purchase through financing, transfer of Company common stock for equity, joint venture, and/or any combination thereof.

          The Company may be in a position to purchase undeveloped and/or semi-developed real estate in various locations throughout Mexico as part of its overall program to develop medical campuses in strategic locations. In addition to the potential purchase and subsequent building of medical campuses, these same locations may be the focal point from which the Company's Total Health plans will be sold.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

     The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons beneficially holding more than five percent (5%) of the Company's capital stock. The Company had 9,973,795 shares of common stock issued and outstanding as of May 17, 1996.

     (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   (1)         (2)                          (3)                     (4)

TITLE OF    NAME/ADDRESS                 AMOUNT/NATURE           PERCENT
CLASS       OF BENEFICIAL                OF BENEFICIAL           OF CLASS
-----       OWNER                        OWNER                   --------
            -----                        -----

Common      La Calafia,                    3,628,750*              36.4%
            Inc.


*La Calafia, Inc. was issued a total of 5,200,000 common stock for its asset of Hospital Las Americas. La Calafia, Inc. in turn, distributed a portion of its shares to its shareholders of which the following entity received in excess of 5%:

Common      Solymar, Inc.                1,022,500               10.3%

     (b)  SECURITY OWNERSHIP OF MANAGEMENT

  (1)           (2)                          (3)                   (4)

TITLE OF    NAME/ADDRESS                 AMOUNT/NATURE           PERCENT
CLASS       OF BENEFICIAL                OF BENEFICIAL           OF CLASS
-----       OWNER                        OWNER                   --------
            -----                        -----

Common      Daniel N. Lomax                 178,000                1.78%
            2390 Willits Rd.
            Alpine, California
            92901

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Common      Fernando Torres                  35,000                0.35%
            Boulevard Las Dunas
            #529
            Ensenada, B.C., Mexico
            22880

Common      Eugene Yahn                      15,000                0.15%
            2007 7th Avenue
            Yuma, Arizona 85364

Common      Charles R. Cook                  15,000                0.15%
            1265 Avocado
            Suite 104-509
            El Cajon, California
            92020

     (c) CHANGES IN CONTROL. The Company has no arrangements which may result in a change in control of the Company.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)  DIRECTORS AND EXECUTIVE OFFICERS.

     NAME            AGE       POSITION                    TERM
     ----            ---       --------                    ----

Daniel N. Lomax      58    President/Director           6/95-1 year

Fernando Torres      38    Vice President/Director      6/95-1 year

Eugene Yahn          66    Director                     6/95-1 year

Charles R. Cook      71    Director                     6/95-1 year


     BUSINESS EXPERIENCE:

     DANIEL N. LOMAX - Mr. Lomax is President, Director and Chairman of the Board of the Company. The overall direction of the Company and its organization has been largely developed from his original concept. Mr. Lomax has had extensive general business development experience spanning over 30 years in both the U.S. and Mexico. He has been responsible for the development of the medical facilities, subdivisions, residential housing, condominiums, town houses, apartment houses, commercial strip centers and mini-malls, and has worked with the U.S. Department of Housing and Urban Development as well as the U.S. Department of Navy. The aforementioned developments cover the full spectrum of development and construction, both private and public, and in all cases, Mr.

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Lomax acted as prime contractor in the development, financing, construction, and where applicable, sales and marketing.

     FERNANDO TORRES - Mr. Torres specializes in Finance and Productivity Analysis, with a background in Economics and Computer Science. He graduated from Mexico's Metropolitan University and received a Master's Degree from the University of London in 1980. He served under President De La Madrid as Director of Financial Analysis and Productivity at the Secretary of Energy, Mining and State Industry. Mr. Torres developed a computer based Financial Simulation and Analysis System used in 350 state owned manufacturing enterprises for which he won the 1986 National Award for Public Administration in Mexico. Since 1988 he remained involved in academic projects for the U.S.'s F.A.O. and the World Bank, and founded a computer consulting firm in Mexico City. In 1990 he served as a consultant for Hospital Las Americas and other clients. He became the hospital's CEO in 1994.

     EUGENE YAHN - Mr. Yahn brings over 40 years of accounting experience to the Company. He has been the controller for major construction control groups in California and Arizona. He was voted a seat on the Board of Directors of First National Bank of Southern Arizona and has been a licensed CPA in both California and Arizona. Throughout an extensive professional career, Mr. Yahn has been a Vice President and Managing Director for several major companies in the U.S.

     CHARLES R. COOK - Mr. Cook is currently President of C.B.M.I. and Director of Operations. He has over 30 years of experience in the area of major medical projects, covering all aspects of a medical campus. In this capacity, Mr. Cook has developed and implemented comprehensive schedules on projects with equipment values up to $32,000,000. Mr. Cook was Director of Facilities' Planning, Inc., a division of Berger Brunswig, Inc. in Los Angeles for four years. Prior to that time, he held the position of Director of Facilities' Planning for Daylin Medical, Inc. for six years. He received his B.S. in Pharmacy from Butler University in Indiana.

     (b) SIGNIFICANT EMPLOYEES. The Company has no significant employees other than the above-named executive officers.

     (c) FAMILY RELATIONSHIPS. There are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

     (d) INVOLVEMENT IN LEGAL PROCEEDINGS. There are no events that occurred during the past five (5) years that are material to the evaluation of the ability of any director, person nominated or chosen to become a director, executive officer, promoters or control persons of the Company.


ITEM 6.   EXECUTIVE COMPENSATION

     (a)  EXECUTIVE OFFICER AND DIRECTOR COMPENSATION.

          1. Daniel N. Lomax receives a monthly compensation of $8,250 and is furnished with a Company leased vehicle. He was the Chief Executive Officer at the end of the last completed fiscal year.

          2. Fernando Torres receives a monthly compensation of $5,000 and is furnished with a Company month-to-month leased vehicle. He was also the most highly compensated executive officer who served as executive officer at the end of the last completed fiscal year. Fernando Torres is an executive officer of the subsidiary, GroupMed International de Mexico, S.A. de C.V.

          3.   COMPENSATION TO CEO FOR FULL FISCAL YEAR.

               Daniel Lomax served as CEO from June 5, 1995 through December 31, 1995 of the 1995 fiscal year. Through GroupMed International, Inc.'s Management Agreement with Solymar, Inc. and/or its nominee, total remuneration during that period was $39,375 plus monthly payment of a vehicle lease contract. Fernando Torres served as a corporate officer from June 5, 1995 through December 31, 1995 of the 1995 fiscal year. Through the Company's subsidiary, GroupMed International de Mexico, S.A. de C.V., total remuneration during that period was $25,650 plus monthly payment of a vehicle month-to-month rental.

     (b)  SUMMARY OF COMPENSATION.   Other than the compensation set forth above
in paragraph (a) of this item, the parties named therein received no additional compensation from the Company. There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at the normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries.

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          No remuneration other than that reported in paragraph (a) of this item is proposed to be in the future directly or indirectly by the Company to any officer or director under any plan which is presently existing.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has had no transactions during the last two (2) years or proposed transactions, to which the Company was or is to be a party, in which any of its directors or executive officers, or any nominee for election as a director, or any security holder or any member of the immediate family of any of these persons, had or is to have a direct or indirect material interest.

     The Company has not provided any compensation or anything of value to any promoters either directly or indirectly.


ITEM 8.   LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings nor is its property the subject of a pending legal proceeding.


ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     (a) MARKET INFORMATION. The principal market where the Company's common stock is traded is the NASDAQ Electronic Bulletin Board under the symbol "GMII." The following represents the high and low bid prices by quarter as reported by the National Quotations Bureau, Inc. since the common stock began trading:


         YEAR          QUARTER            HIGH              LOW
         ----          -------            ----              ---

         1995           Third            $ 4.25           $ 3.00

         1995           Fourth           $ 3.25           $ 0.12

         1996           First            $ 1.50           $ 0.25


     (b) NUMBER OF SHAREHOLDERS. The Company has approximately 140 holders of its common stock.

     (c) DIVIDENDS. The Company has paid no dividends in its common stock for the last two (2) fiscal years or any subsequent period. There are no plans to pay dividends in the foreseeable future. Payment of dividends is dependent on earnings and the policies adopted by the Company's Board of Directors.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

       The following represents all of the securities sold by the Company within the past three (3) years without registering the securities under the Securities Act with all such securities being common stock:


      DATE OF       NAME OF
      ISSUANCE      SHAREHOLDER         NO. SHARES     CONSIDERATION
      --------      -----------         ----------     -------------
1.   March 4, 1995  Lorita                 2,000       Services
                    Chittenden

2.   March 4, 1995  Judy Ann               2,000       Services
                    Hamilton

3.   March 4, 1995  Cardav                 5,000       Services
                    Finance, S.A.

4.   March 4, 1995  White Star,            5,000       Services
                    Inc.

5.   March 4, 1995  U.S. Recorp            4,000       Services
                    One E.

6.   March 4, 1995  Recorp America         4,250       Services
                    One E.

7.   June 8, 1995   La Calafia,        5,200,000       Acquisition of
                    Inc.                               99% of GMIX
                                                       S.A. de C.V.
                                                       per
                                                       Reorganization
                                                       Plan

8.   June 29, 1995  Fernando              35,000       Services
                    Torres

9.   June 29, 1995  Eugene Yahn           15,000       Services

10.  June 29, 1995  Charles Cook          15,000       Services

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11.  June 29, 1995  David Yeager          15,000       Services

12.  June 29, 1995  Dennis Swets          12,000       Services

13.  June 29, 1995  John Seelig,          25,000       Services
                    M.D.

14.  June 29, 1995  Ellen                 30,000       Services
                    Harbeston

15.  June 29, 1995  Trans                196,000       Services
                    Pacific Group,
                    Inc.

16.  June 29, 1995  Ventana              450,000       Cash
                    Consultants                        $9,000

17.  June 29, 1995  Allied               450,000       Cash
                    Management                         $9,000
                    Corporation

18.  June 29, 1995  Pembridge            450,000       Cash
                    Securities, Inc.                   $9,000

19.  December 22,   Fernando           2,000,000*      Asset Purchase
      1995          Ariza                              -HLA

*Shares are held in escrow subject to debt cancelation in exchange for common stock.

20.  February 28,   Marc Lee                24,000     Cash
      1996                                             $15,000

21.  March 1, 1996  James Palecek           14,545     Cash
                                                       $10,000

22.  May 1, 1996    Promar S.A.            110,000     Cash
                    de C.V.                            $33,845

23.  May 1, 1996    Grezelda                20,000     Cash
                    Martinez V.                        $6,155

     All of the transactions referred to above are exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof covering transactions not involving any public offering or involving no public "offer" or "sale." As a condition precedent to each sale, the respective purchaser was required to execute an investment letter and consent to the imprinting of a

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restrictive legend on each stock certificate received from the Company.

     The Company did not engage any underwriters or salespersons with respect to the sale of its securities.


ITEM 11.  DESCRIPTION OF SECURITIES

     (a) COMMON STOCK. As of May 17, 1996, the Company had 9,973,795 shares of the Company's common stock (par value $0.001) outstanding.

          The Company's Articles of Incorporation, filed on March 27, 1991, authorize the issuance of up to 25,000,000 shares of the Company's common stock with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

          In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     (b) DEBT SECURITIES. The Company pursuant to a Private Placement Offering is attempting to raise a net total of $810,000 of capital in the form of Convertible Notes, bearing simple interest at the rate of twelve percent (12.0%) per annum, paid quarterly, at a cost of $1,000 per Note, with a minimum purchase of ten (10) Notes, or an aggregate investment of ten thousand dollars($10,000), with a convertible price of one dollar ($1.00) per share for restricted common stock. A minimum purchase is required of 10 Notes at $1,000 per Note, or a ten thousand dollar ($10,000) investment. One or more additional Notes may be purchased after the initial minimum purchase of ten thousand dollars ($10,000).

          At the option of the Note Holder, the Notes are subject to conversion in whole or in part, into common stock of the Company at any time prior to the maturity date of one (1) year or, if the Notes are prepaid by the Company, at any time prior to the prepayment date. Upon the proper exercise of a Note Holder's right to convert, the Company is unconditionally obligated to issue and exchange for the Note common stock at a conversion price of $1.00 per share, adjusted to account for any stock splits, dividends or other financial transactions undertaken by the Company after the issuance of the Notes.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and Bylaws of the Company provide for indemnification of the Company's officers and directors for liabilities arising due to certain acts performed on behalf of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be imputed to the directors, officers or persons controlling the Company, the Company understands that it is the position of the Securities and Exchange Commission, that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 13.  FINANCIAL STATEMENTS

     (a)  ANNUAL FINANCIAL STATEMENTS.

          See Item 15(a).

     (b)  INTERIM FINANCIAL STATEMENTS.

          See Item 15(a).


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     (a) The accounting firm of Kafoury Armstrong & Co. that prepared the 1993 and 1994 audited financial statements for First Manhattan, Inc. was not retained after the reorganization of the Company in June 1995. The Company decided that it needed an auditing firm with international expertise and experience because of the location of its major assets and its operations in Mexico. To that end, the Company engaged the accounting firm of Hoffman McBride & Co. to prepare the 1995 audited financial statements for the Company.

          There have been no adverse opinions or disclaimers of opinion, nor were the financial statements modified as to uncertainty, audit scope or accounting principles.


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

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS. The following financial statements are included herein:

          1.   GroupMed International, Inc. Audited Financial
               Statements for Years Ended December 31, 1994 and
               1995.

          2. GroupMed International, Inc. Financial Statements for First Quarter, 1996 - Unaudited.

          3.   First Manhattan, Inc. Audited Financial Statements
               - December 31, 1994, 1993, 1992 and 1991.

     (b) EXHIBITS. The following exhibits required by Item 601 of Regulation S-B are included herein:


         Exhibit No.           Document Description
         -----------           --------------------

             3          Articles of Incorporation and Bylaws

                        3.1  Articles of Amendment

                        3.2  Articles of Incorporation

                        3.3  ByLaws

            10          Material Contracts

                        10.1  Acquisition Agreement and Plan
                              Reorganization

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 GROUPMED INTERNATIONAL, INC.



DATE: MAY 17, 1996               BY: /s/ DANIEL N. LOMAX
                                 -------------------------
                                 DANIEL N. LOMAX
                                 President

                              FINANCIAL STATEMENTS

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)

                              FINANCIAL STATEMENTS

                   THE YEARS ENDED DECEMBER 31, 1994 AND 1995


                                 WITH REPORT OF
                              INDEPENDENT AUDITORS

                                  [LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
GroupMed International, Inc.

We have audited the accompanying consolidated balance sheet of GroupMed International, Inc. (a Nevada corporation) (the Company) as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GroupMed International, Inc. as of December 31, 1995 and the consolidated results of its operations and its cash flows for the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                   /s/ Hoffman, McBryde & Co., P.C.
                                   ----------------------------------
March 29, 1996

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                                  BALANCE SHEET
                                DECEMBER 31, 1995

                                     Assets
                                     ------


Current assets:
  Cash in bank                                                   $   11,204
  Marketable securities                                               2,000
  Accounts receivable                                                53,478
  Inventories                                                       165,101
  Recoverable value added tax                                       279,241
  Other                                                                 979
                                                                 ----------
     Total current assets                                           512,003

Property, plant and equipment
  Land                                           $   397,800
  Building                                         7,458,394
  Furniture and equipment                          4,750,530
  Computer equipment                                  73,850
                                                 -----------
                                                  12,680,574
  Accumulated depreciation                          (472,580)    12,207,994
                                                 -----------

Other assets:
  Deferred income taxes, net of valuation
     allowance of $356,417                                 -
  Recoverable value added tax                        194,049
  Organization costs, net of accumulated
     amortization of $30,572                         170,000
  License agreement, net of accumulated
     amortization of $4,848                          337,652
                                                  ----------
                                                                    701,701
                                                                 ----------
                                                                $13,421,698
                                                                 ----------
                                                                 ----------


                                   (Continued)

                             See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                            BALANCE SHEET (CONTINUED)
                                DECEMBER 31, 1995

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Current liabilities:
  Accounts payable                                              $   225,642
  Accrued expenses                                                  202,918
  Value added tax payable                                           279,241
  Current portion of long-term debt                               3,266,405
                                                                 ----------
     Total current liabilities                                    3,974,206

Long-term liabilities:
  Notes payable                                  $ 2,494,814
  Value added tax payable                            194,049      2,688,863
                                                  ----------
Minority interest                                                    65,163

Stockholders' equity:
  Common stock, $0.001 par value; authorized
     25,000,000 shares; 7,480,250 shares issued
     and outstanding                                   7,480
  Additional paid-in capital                       7,773,886
  Unrealized loss on marketable securities            (1,600)
  Accumulated deficit                             (1,086,300)
                                                  ----------
     Total stockholders' equity                                   6,693,466
                                                                 ----------
                                                                $13,421,698
                                                                 ----------
                                                                 ----------


                             See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                            STATEMENTS OF OPERATIONS
                   THE YEARS ENDED DECEMBER 31, 1994 AND 1995


                                                      1994           1995
                                                      ----           ----
Net patient service revenues                       $       -     $  740,133
Costs and expenses:
  Professional care of patients                            -        542,908
  Depreciation and amortization                          114        507,607
  General and administrative expenses                  2,397        681,425
                                                    --------      ---------
                                                      (2,511)     1,731,940
                                                    --------      ---------

Operating loss                                        (2,511)      (991,807)
                                                    --------      ---------
Other income (expense):
  Interest expense                                         -         (6,242)
  Interest income                                        180              -
  Miscellaneous (net)                                      -         16,668
  Reorganization expense                                   -        (50,000)
  Exchange gain                                            -         18,715
                                                    --------      ---------
                                                         180        (20,859)
                                                    --------      ---------

Loss before minority interest                         (2,331)    (1,012,666)

Minority interest                                          -          7,109
                                                    --------      ---------
Net loss                                             $(2,331)   $(1,005,557)
                                                    --------      ---------
                                                    --------      ---------
Net loss per share                                   $ (0.05)   $     (0.25)
                                                    --------      ---------
                                                    --------      ---------
Weighted average common shares outstanding            44,438      4,048,181
                                                    --------      ---------
                                                    --------      ---------


                             See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   THE YEARS ENDED DECEMBER 31, 1994 AND 1995


                                                                           Additional      Accumu-
                                                   Common stock              paid-in        lated        Unrealized
                                               Shares         Amount         capital       deficit          loss           Total
                                               ------         ------         -------       -------          ----           -----
Balance, January 1, 1994                        44,438         $   44     $   87,797    $   (78,412)       $     -      $   9,429

Net loss for 1994                                    -              -              -         (2,331)             -         (2,331)
                                             ---------          -----      ---------     ----------         ------      ---------
Balance, December 31, 1994                      44,438             44         87,797        (80,743)             -          7,098

Net loss for 1995                                    -              -              -     (1,005,557)             -     (1,005,557)
Unrealized loss on marketable securities             -              -              -              -         (1,600)        (1,600)
Issuance of shares in exchange for services    526,562            527         49,495              -              -         50,022
Acquisition of license agreement               250,000            250        342,250              -              -        342,500
Issuance of shares for cash                  1,459,250          1,459        144,561              -              -        146,020
Acquisition of subsidiary                    5,200,000          5,200      7,149,783              -              -      7,154,983
                                             ---------          -----      ---------     ----------         ------      ---------
Balance, December 31, 1995                   7,480,250         $7,480     $7,773,886    $(1,086,300)       $(1,600)   $ 6,693,466
                                             ---------          -----      ---------     ----------         ------      ---------
                                             ---------          -----      ---------     ----------         ------      ---------


                             See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                            STATEMENTS OF CASH FLOWS
                    THE YEARS ENDED DECEMBER 31, 1994 AND 1995




                                                          1994          1995
                                                          ----          ----
Cash flows from operating activities:
   Net loss                                              $(2,331)  $ (1,005,557)
   Adjustments to reconcile net loss to net cash
   used by operating activities:
      Amortization                                           114         35,030
      Depreciation                                             -        472,577
      Expenses paid by issuance of common stock                -         50,022
      Minority interest in subsidiary loss                     -         (7,109)
      Loss on sale of securities                               -          1,019
      Changes in:
         Accounts receivable                                   -        (53,478)
         Inventories                                           -        (78,603)
         Notes receivable                                      -          3,000
         Other current assets                               (179)          (685)
         Accounts payable                                      -        225,642
         Accrued expenses                                      -        202,918
                                                           -----       --------
   Net cash used by operating activities                  (2,396)      (155,224)
                                                           -----       --------
Cash flows from investing activities:
   Purchase of marketable securities                           -         (9,000)
   Proceeds from sale of marketable securities                 -          5,221
                                                           -----       --------

   Net cash used by investing activities                       -         (3,779)
                                                           -----       --------
Cash flows from financing activities:
   Proceeds from issuance of notes payable                     -         21,405
   Proceeds from issuance of common stock                      -        146,020
                                                           -----       --------
   Net cash provided by financing activities                   -        167,425
                                                           -----       --------
Net increase (decrease) in cash                           (2,396)         8,422

Cash at beginning of period                                5,178          2,782
                                                           -----       --------
Cash at end of period                                    $ 2,782     $   11,204
                                                           -----       --------
                                                           -----       --------


                                   (Continued)
                             See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                      STATEMENTS OF CASH FLOWS (CONTINUED)
                   THE YEARS ENDED DECEMBER 31, 1994 AND 1995


                                                          1994          1995
                                                          ----          ----
Supplemental information:
   Interest paid                                      $        -     $        -
   Taxes paid                                                  -              -
   Noncash investing and financing transactions:
      Acquistion of license agreement in
      exchange for common stock:
         License agreement                                     -        342,500
         Common stock                                          -       (342,500)
      Acquisition of subsidiary and its operational
      assets of Mexican hospital in exchange for note
      payable and common stock:
         Inventory                                             -         86,498
         Land                                                  -        397,800
         Building                                              -      7,458,394
         Furniture and equipment                               -      4,784,563
         Recoverable value added tax                           -        473,290
         Note payable                                          -     (5,500,000)
         Value added tax payable                               -       (473,290)
         Minority interest                                     -        (72,272)
         Common stock                                          -     (7,154,983)
      Funding of organization costs in
      exchange for note payable to stockholder:
         Organization costs                                    -        200,000
         Note payable                                          -       (200,000)
      Acquisition of equipment in exchange
      for note payable to stockholder:
         Equipment                                             -         39,814
         Note payable                                          -        (39,814)


                             See accompanying notes.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   THE YEARS ENDED DECEMBER 31, 1994, AND 1995


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

     This summary of significant accounting policies of GroupMed International, Inc. (the Company) is presented to assist in understanding the Company's financial statements.

     CONSOLIDATION

     The consolidated financial statements for the year ended December 31, 1995, include the accounts of the Company and its 99 percent-owned subsidiary. Significant intercompany accounts and transactions have been eliminated.

     BUSINESS ACTIVITY

     The Company was incorporated in Nevada on March 27, 1991, as First Manhattan, Inc. Shares of its common stock are traded over the counter. On June 8, 1995, the Company changed its name to GroupMed International, Inc. Prior to July 1, 1995, the Company was in the development stage. Subsequent to that date, the Company is functioning in the development and operations of medical facilities, operated by its subsidiary, GroupMed International de Mexico S.A. de C.V. (GMIX), which owns and operates a hospital in Ensenada, Mexico. (See Note 9)

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company held no cash equivalents at December 31, 1995.

     MARKETABLE SECURITIES

     Marketable securities consist of equity securities and are stated at fair market value. During 1994, the Company changed its method of accounting for investments in securities to conform with the requirements of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

     INVENTORIES

     Inventories are stated at lower of cost or market. Cost is determined by the first-in, first-out method.

     PROPERTY AND EQUIPMENT

     Land, buildings, machinery and equipment are stated at cost less accumulated depreciation which is computed using the straight-line method over estimated useful lives ranging from five to thirty years.

     Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated amortization and depreciation are removed from the respective accounts and resulting gains or losses are included in income.

     ORGANIZATION COSTS

     Organization costs are being amortized by the straight-line method over a 60-month period, commencing in the month following the month in which the costs were incurred.

     DEFERRED INCOME TAX ACCOUNTS

     Deferred tax provision/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheets.

     LOSS PER SHARE

     Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period, giving full retroactive effect to the reverse split described in Note 9.

     LICENSE AGREEMENT

     The cost of the license agreement is being amortized over its estimated beneficial life of 17 years eight months, commencing one month after the date of the agreement.

     MANAGEMENT USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing these financial statements include those assumed in the valuation and estimated beneficial life of the license agreement and the valuation and estimated useful lives of the operational assets of the Mexican hospital. It is at least reasonably possible that the significant estimates used will change within the next year and that the effect of such changes on the financial statements will be severe.

NOTE 2 - BASIS OF PRESENTATION AND UNCERTAINTIES RELATED TO CONTINUED EXISTENCE

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,331 and $1,005,557 for the years ended December 31, 1994 and 1995, respectively. In 1995, the Company began operation of a private-care hospital in Mexico, where health care is provided by the government to all citizens. These factors, among others, indicate the Company's ability to continue in existence is dependent upon its ability to obtain additional long-term debt and/or equity financing and to achieve profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.


NOTE 3 - FOREIGN OPERATIONS

     Due to cumulative inflation rates in excess of 100 percent over the past 3 years in Mexico, the US dollar is considered to be the functional currency for financial reporting by GMIX. Accordingly, its financial statements have been remeasured in US dollars, and the resulting exchange gain is reported as a separate component of other income (expenses). Property and equipment, and capital are remeasured at historical rates. Other asset and liability accounts are remeasured at the closing rate in effect at the balance sheet date, as published in the Wall Street Journal, and revenues and expenses are remeasured at weighted average rates.

     Substantially all of the Company's operations are presently conducted in Mexico, whose economy has been characterized by recent currency devaluation, recessionary and inflationary conditions, and rising unemployment. As a result, uncertainties exist with respect to economic stability in Mexico.


NOTE 4 - INCOME TAXES

     Because the Company has not generated taxable income since its inception, no provision for income taxes has been made.

     The Company can carry forward its net operating losses for deduction against future profits until expiration in the following years:

          YEARS ENDED DECEMBER 31,


               2000 (loss of Mexican subsidiary in 1995)  $  710,880
               2006                                           33,037
               2007                                           43,945

               2008                                            1,430
               2009                                            2,331
               2010 (loss of Company in 1995)                301,786
                                                             -------
                                                          $1,093,409
                                                           ---------
                                                           ---------

NOTE 5 - DEFERRED INCOME TAXES

     The Company has adopted SFAS No. 109, "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes.

     The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

     As described in Note 2, there is substantial doubt as to the continued existence of the Company, resulting in substantial doubt that the Company will be able to utilize its net operating loss carryforwards. The Company has therefore recorded a valuation allowance equal to the amount of the deferred tax asset created by the net operating losses that can be carried forward to future periods.

NOTE 6 - MARKETABLE SECURITIES

     Corporate Securities available-for-sale at December 31, 1995 consist of the following:

                                 Gross          Gross
                Amortized     unrealized     unrealized        Fair
                  cost           gains         losses          value
                --------        -------       --------        -------
               $  3,600        $   -         $ 1,600         $  2,000
                --------        -------       --------        -------
                --------        -------       --------        -------

     Unrealized losses on available-for-sale securities amounting to $1,600 in 1995 were recognized as a decrease to stockholders' equity. During 1995, sales proceeds and gross realized gains and losses on securities classified as available for sale were:



     Sale proceeds                                $5,221
                                                   -----
     Gross realized losses                        $1,019
                                                   -----
     Gross realized gains                         $    -
                                                   -----

NOTE 7 - WARRANTS

     On August 9, 1991, the Company issued shares of common stock with warrants attached. Each unit of common stock is comprised of one share of common stock and one "A" warrant (90,000 units) and one "B" warrant (10,000 units). The "A" warrant is convertible into one share of common stock at $7.50 per share. The "B" warrant is convertible into one share of common stock at $10.00 per share.

     The "A" and "B" warrants are exercisable for one year and two years, respectively, commencing on the effective date of the registration of the warrants with the Securities and Exchange Commission. As of the date of these financial statements, the warrants are not registered with the Securities and Exchange Commission.

     The warrants have not been included in the computation of loss per share since they are anti-dilutive and since there is substantial doubt that the Company will continue in existence (Note 2) and, therefore, the warrants will not be registered.

NOTE 8 - RELATED PARTY TRANSACTIONS

     On July 1, 1995, the Company entered into various consulting and management agreements for a period of one year with three individual stockholders.
     The agreements provide for the Company to pay compensation in the aggregate amount of $17,250 per month for the services provided by the stockholders.


NOTE 9 - REORGANIZATION AND BUSINESS COMBINATION

     On June 7, 1995, the Company instituted a reverse split of 1 for 4 shares previously outstanding. The reverse split has been retroactively applied to all periods presented in the accompanying financial statements.

     The Company entered into an acquisition agreement and plan of reorganization on June 8, 1995, whereby the Company changed its name from First Manhattan, Inc. to GroupMed International, Inc. and acquired 99 percent of the stock of GMIX in exchange for 5,200,000 unregistered shares of the Company's common stock. The transaction was valued at the appraised market values of the net assets acquired by GMIX as described below.

     Effective July 1, 1995, GMIX entered into a purchase agreement with Farvel Arrendamientos S.A. de C.V. (Seller) whereby GMIX purchased all of the operational assets of a hospital located in Ensenada, Mexico. The assets are comprised of land, buildings, equipment, and inventory. The purchase price was $5,500,000, payable by several promissory notes with various due dates extending through January 1, 1997. The acquisition was accounted for by the purchase method. In connection with the acquisition of GMIX by the Company, the assets were restated to their appraised market values, aggregating $12,727,255.

     The consolidated financial statements include amounts for the foreign subsidiary, GMIX, for the period from July 1, 1995 (acquisition) to December 31, 1995, as follows:

                    Net revenue         $740,133
                    Net loss            (710,880)
                    Total assets      13,056,085
                    Net assets         6,518,867

     Total assets and net assets of GMIX include intercompany accounts with the Company that have been eliminated and minority interest that has been reclassified from equity in the consolidated balance sheet.


NOTE 10 - LICENSE AGREEMENT

     On August 31, 1995, the Company entered into a license agreement with Exten Industries, Inc. (Exten) for the Company's use , manufacture, distribution, marketing and sales of clinical devices and other technologies utilizing the Synthetic Bio-Liver ("Sybiol") for a period ending upon expiration of Exten's patent rights. The patent application is pending, and Exten has announced that it expects the patent to be granted in May 1996. The agreement provides for payment of royalties equal to 10 percent of net sales, paid quarterly, plus an annual license maintenance fee of $10,000. In exchange for this license agreement, the Company issued to Exten 250,000 unregistered shares of its common stock. The transaction was valued at the fair market value of the Company's common shares as evidenced by the appraised value of tangible assets received in the acquisition of the Mexican subsidiary and hospital described above.


NOTE 11 - LONG TERM DEBT

     Long term debt as of December 31, 1995, consist of the following:

                                                            Date         Amount
                                                            ----         ------

     Note payable to Farvel, non-interest bearing,
     due in various installment payments from
     April 1, 1996 to January 1, 1997;
     secured by operational assets of hospital             7-1-95    $5,500,000

     Note payable to stockholder due on demand,
     unsecured with no interest                           7-13-95        11,870

     Note payable to stockholder due on demand,
     unsecured with no interest                           11-1-95         4,535

     Note payable to stockholder principal and interest due and payable on March 17, 2000; interest at varying rates ranging from 2% to 7%, beginning on

     March 17, 1996; unsecured                            3-17-95       200,000

     Note payable to stockholder due and payable
     May 30, 1996, with interest at 12 %, unsecured       11-1-95         5,000

     Note payable to stockholder due and payable
     in full on June 1, 1997, with interest at 6%
     payable quarterly, unsecured                         6-1-95         39,814
                                                                      ---------
                                                                      5,761,219
     Less current portion                                             3,266,405
                                                                      ---------
                                                                     $2,494,814
                                                                      ---------
                                                                      ---------


     Maturities of long term debt are as follows:

     Years ended December 31,
     ------------------------
     1996                                              $3,266,405
     1997                                               2,294,814
     1998                                                       -
     1999                                                       -
     2000                                                 200,000
                                                        ---------
                                                       $5,761,219
                                                        ---------
                                                        ---------

     On December 27, 1995, the Company, GMIX, and Seller (Farvel) agreed that the amount of the purchase price of the hospital (see Note 9) will be satisfied by the issuance of 2,000,000 unregistered shares of the Company's common stock to Farvel. The stock is to be held in escrow and distributed to Farvel in installments during 1996 contingent upon the market value of the stock reaching $2.75 per share by April 1, 1996. The agreement also stipulates that in the event the market value does not reach $2.75 per share and Farvel does not choose to accept an alternate form of payment, the Company may, at its discretion, offer cash in satisfaction of the debt. Due to the contingent nature of this transaction, no recognition of the issuance of these shares has been made in the accompanying financial statements.


NOTE 12 - VALUE ADDED TAX

     In connection with the acquisition of the operational assets of the hospital located in Ensenada, Mexico, the Company is liable for a value added tax (VAT) payable to the seller in installments as the installments of the note payable to Farvel, described in Note 9, are paid. Once paid, the VAT is recoverable by offset against VAT collected from patients, or by claim for refund filed with the Mexican government. The recoverable VAT is reported as an asset in the accompanying balance sheet, and the portion associated with the long-term portion of the related note payable is classified as non-current.

NOTE 13 - PROFORMA INFORMATION

     The following proforma information reflects the operations of the business acquired by GMIX for the years ended December 31, 1994 and 1995 (including the six months ended June 30, 1995, when the business was operated by Seller):

                                                   1994                1995
                                                   ----                ----

Revenues                                    $ 2,177,553         $ 1,114,485

Costs and expenses                            4,016,852           2,355,611
                                             ----------          ----------

Operating loss                               (1,839,299)         (1,241,126)

Other expense                                  (109,787)             (9,411)
                                             ----------          ----------

Net loss                                   $ (1,949,086)       $ (1,250,537)
                                             ----------          ----------
                                             ----------          ----------

     The operations of the Company are not reflected above as the amounts are immaterial to this proforma presentation.


NOTE 14 - COMMITMENT

     The Company conducts its business from corporate offices in Alpine, California. The office facilities are leased on a month to month basis for $750 per month.


NOTE 15 - FINANCIAL INSTRUMENTS

     The fair values of financial instruments, other than long-term debt, closely approximate their carrying value. As of December 31, 1995, the estimated fair value of long-term debt based on discounted future cash flows of fixed rate obligations was lower than the carrying value by approximately $300,000.

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)

                              FINANCIAL STATEMENTS

                               FIRST QUARTER, 1996

                                    UNAUDITED

             Prepared by Management of GroupMed International, Inc.
               and GroupMed International de Mexico, S.A. de C.V.



                         3095 South Grade Road, Suite B
                            Alpine, California 91901
                       (619) 445-0977 Fax: (619) 445-8805

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                                  BALANCE SHEET
                      3--MONTH PERIOD ENDING MARCH 31, 1996



                                        ASSETS

Current Assets:                                    Dollars          Dollars
          Cash in Bank                                                 22,112
          Marketable securities                                         2,000
          Accounts Receivable                                         166,485
          Inventories                                                 212,465
          Recoverable value added tax                                 355,655
          Other                                                        16,737
                                                                       ------
                    Total Current Assets                              775,454
                                                                      -------


Property, plant and equipment:
          Land                                       397,800
          Building                                 7,458,394
          Furniture and equipment                  4,751,474
          Computer equipment                          73,850
                                                      ------
                                                  12,681,518
          Accumulated depreciation                  (672,837)
                                                     -------
                                                                   12,008,681
                                                                   ----------


Other assets:
          Deferred income taxes, net of
               valuation allowance of $
          Recoverable value added tax                244,450
          Organization costs, net of accumulated
               amortization of $40,572               160,000
          License agreement, net of accumulated
               amortization of $4,848                337,652

                                                                      742,102
                                                                      -------

                                                                   13,526,237
                                                                   ----------
                                                                   ----------

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)

                      3--Month Period Ending March 31, 1996


                       Liabilities & Stockholders' Equity

Current Liabilities:                               Dollars          Dollars
          Accounts Payable                                            204,138
          Accrued expenses                                            222,690
          Value added tax payable                                     424,173
          Current portion of long-term debt                         3,250,000
                                                                    ---------
                    Total current liabilities                       4,101,001
                                                                    ---------


Long-term liabilities:
          Notes payable                            2,603,857
          Value added tax payable                   267,740
                                                     -------
                                                                    2,871,597
                                                                    ---------

Minority interest                                                      68,964
                                                                       ------


Stockholder's equity:
          Common stock, $0.001 par value,
                    authorized 25,000,000 shares;
                    7,748,795 shares issued and
                    outstanding                        7,658
          Additional paid--in capital              7,882,408
          Unrealized loss on marketable securities    (1,600)
          Accumulated deficit                     (1,403,791)
                                                   ---------
                    Total stockholders' equity                      6,484,675
                                                                    ---------


                                                                   13,526,237
                                                                   ----------
                                                                   ----------

                          GROUPMED INTERNATIONAL, INC.
                        (FORMERLY FIRST MANHATTAN, INC.)
                      3-Month Period Ending March 31, 1996

                            Income and Loss Statement




                                                     Dollars          Dollars

Net patient service revenues                                          319,798

Cost and Expenses
          Professional care of patients             (216,269)
          Depreciation and amortization             (232,653)
          General & Administration                  (153,949)
                                                    --------
                                                                     (602,871)

                    Operating Profit (Loss)                          (283,073)

Other Income (expense)
          Interest expense                            (3,962)
          Miscellaneous income                        14,606
          Exchange Loss                             (350,813)
          Consulting & professional fees             (55,893)
          Shareholder expense                         (1,006)
          General & Office Administration            (14,567)
          Advertising & Marketing                    (44,685)
          Depreciation & amortization                (11,992)
                                                     -------
                                                                     (468,312)

                    Net Loss                                         (751,385)
                                                                     --------
                                                                     --------

First Quarter 1996                                         Financial Statements
Page 1



Conversion Analysis
Balance Sheet                                                                End         Diff:
As of March 31, 1996                                                     Quarter           End/
                                     PESOS   RATE         DOLLARS           7.53         Actual   Sources
                                                                                                  -------
Assets
  Monetary Assets                6,900,171   7.53         916,357        916,357              0   NM assets are
  Nonmonetary Assets            73,918,619   6.17      11,975,504      9,816,550      2,158,954   worth more PESOS
                               ------------          -------------------------------------------  and they keep
            Total Assets        80,818,790             12,891,861     10,732,907      2,158,954   their dollar value
                                                                                                  adding:              2,158,954
Liabilities
  Monetary Liabilities          49,898,936   7.53       6,626,685      6,626,685              O
                                                                                                  Uses
                                                                                                  ----------

  Exposure = Working Capital   (42,998,765)            (5,710,327)    (5,710,327)             0   Equity must keep
                                                                                                  its DOLLAR value
                                                                                                  being NM:            2,551,642
Equity
  Common Stock                      50,000   6.35           7,874          6,640          1,234   Net Income is less
  Additional Paid-In Capital    45,482,100   6.00      7,580,350       6,040,120      1,540,230   because
  Accumulated deficit (Pesos)  (13,604,131)                           (1,806,658)     1,806,658   depreciation must
  Accumulated deficit (Dollars)                          (703,352)                     (703,352)  keep the same
                                31,927,969              6,884,872      4,240,102      2,644,770   replacement dollar
Income                                                                                            value:                 (41,943)
  All sources (except Rate
  fluct.)                        2,541,069   7.54         336,833        337,459           (626)  But also more because
                                                                                                  Gross Operating
Expenses                                                                                          profit is higher
  All (except depreciation & ER  2,814,390   7.54         373,063        373,757           (694)  because of
  Depreciation                   1,436,045   6.17         232,653        190,710         41,943   fluctuations
                                                                                                  within the
                               ------------          -------------------------------------------  quarter:
Net Profit (Loss) before Fluct. (1,709,366)              (268,883)      (227,007)       (41,875)                              67
                                                                                                                    -------------
  Ex. Rate Fluctuations            701,251                                93,128        (93,128)  Total uses           2,509,767
  Translation Result                                     (350,813)                     (350,813)                     -------------
                               ------------          -------------------------------------------  Difference            (350,813)
Net Profit (Loss) after Fluct.  (1,008,116)              (619,696)      (133,880)      (485,816)

                               ------------          -------------------------------------------
Total Liabilities & Equity      80,818,790             12,891,861     10,732,907      2,158,954


GroupMed International de Mexico, S.A. de C.V.    25-Apr-96    Prepared by: FTM

GroupMed
INTERNATIONAL

                                  GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
--------------------------------------------------------------------------------

                          QUATERLY FINANCIAL STATEMENTS
                                   (UNAUDITED)
                              JANUARY - MARCH, 1996

                        NOTES TO THE FINANCIAL STATEMENTS
                                   (UNAUDITED)

     1.   OPERATIONS AND MAIN ACCOUNTING POLICIES

          a. The company was incorporated on April 18, 1995 and began operating the GroupMed Hospital Las Americas on July 1st of that same year. Its main activities are providing medical and hospital care as well as ancillary services.

          b. The financial statements have been prepared on the basis of historical-cost accounting in pesos, and remesasured in U.S. dollars following FASB Statement No. 52 guidelines using the U.S. dollar as the company's functional currency.

          c. Temporary investments are valued at their true value which is similar to their market value.

          d. Inventories are valued at current market value, which does not exceed their true value. The cost of sales is brought up to date using the last purchase method.

          e. Fixed assets are valued at their historical cost. Depreciation is calculated using the straight-line method based on the following rates:
                         Buildings                30 years
                         Fixtures & Equipment      7 years
                         Computer equipment        4 years

          f. Assets and liabilities in foreign currency (US dollars) are valued at the exchange rate of the day the transaction took place and registered in mexican pesos. A compensating account is kept to register the changes in the pesos-value of these assets or liabilities in response to exchange rate fluctuations.

          g. Employee severence benefits are charged to operations when the liability is determined to be due.


--------------------------------------------------------------------------------
ARENAS # 151. ENSENADA 22XXO. B.C. Mexico  Tel. (617) 6-03-01 FAX (617) 7-15-JI

                                  GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
--------------------------------------------------------------------------------

     h. Income and Assets taxes, as well as employees profit-share are expensed in the year in which they become payable. They are adjusted, as the case may be, bi any effects resulting from certain temporary entries that are fiscally acknowledged in years different from that in which it was acknowledged in the accounts. Asset taxes exceeding Income taxes are expensed in the year in which they become payable.

     2. The composition of Inventories at the balance sheet date was the following:

          a.   General Warehouse        US$  195,434
          b.   Pharmacy                 US$   17,031
                                        ---  -------
                              TOTAL     US$  212,465

     3.   Operations with related parties
          GroupMed International, Inc., a Nevada corporation, has the following relationship witth the Company:

               i.   Holder of 99% of the common stock
               ii.  Main financial source
               iii. Significant administrative influence.
     4.   Translation procedure from Pesos to Dollars

     a. Monetary Assets and liabilities are converted at the current rate of exchange of 7.53 pesos/dollar.

     b. Non-monetary assets are converted at the historical exchange rate at the time of purchase, which is 6.00 pesos per dollar.

     c. Common stock and other equity items are translated at the historical excahnge rate of 6.00 pesos per dollar.

     d. Income and expense items are converted at the average exchange rate for the quarter, which was 7.544 pesos per dollar, except for depreciation, which is converted at the same rate as the nonmonetary assets from which it is derived.

     e. The resulting exchange gain (loss) reflects both the magnitude and direction of the fluctuation of the value of the mexican peso with respect to the US dollar, and the proportions of monetary assets and liabilities in each currency.

     5. The MANAGEMENT'S DISCUSSION AND ANALYSIS which follows these notes contains additional information on the results of operations and the financial position of the company. Those comments should be read in conjunction with these notes. The company's Audited Financial Statements for the year ended December 31, 1995 include additional information about the company, its operations, and its financial position and should be read in conjuction with this quarterly report.


--------------------------------------------------------------------------------
ARENAS # 151. ENSENADA 22880, B.C.. Mexico  TEL. (617) 6-03-01 FAX (617) 7-154J

                                  GROUPMED INTERNATIONAL DE MEXICO, S.A. DE C.V.
--------------------------------------------------------------------------------

     6. The results for the January-March quarterly period are not necessarily indicative of the results to be expected for the full year of 1996 due to the seasonal nature of the company's business and the continuing restructuring undertaken.

     7. In the opinion of the management, all adjustments necessary for a fair statement of the results of operations of the quarter have been included.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     1.   REVENUES AND VOLUME

          a. Revenues are derived principally from health care services provided through the GROUPMED HOSPITAL LAS AMERICAS and marginally from the rental of medical office space in the adjoining GROUPMED MEDICAL CENTER.

          b. The greatest share of the company's health care revenues, approximately 75%, are private-pay in- and out-patients. Most of these are billed and collected upon the patient's discharge and, thus, receivables are less than 9% of the accumulated sales since July, 1 995.

          c. Compared with the staffed capacities of the Hospital, 11 patients for general hospitalization, 3 in the nursery and two in the Intensive Care Unit, the occupancy rates were: 90.7%, 34.5% and 63% respectively. The total number of patient-days for the quarter was 971, 0.6% more than the previous quarter and 10.5% less than the first quarter of operations.

     2.   BUSINESS EVOLUTION

          a. The first quarter of 1996 saw several changes and additions to Company operations. First of all, on February 2nd, the new Department of Orthopedic Medicine began admitting patients, mainly from the U.S.A. This department's activities have provided a new and strong source of revenue for the Company.

          b. On February 16, the Clinical Laboratory at the Hospital began operations under the concessioned management of Pathology Medical Laboratories, Inc. During the following three months the lab staff will be under review to determine the staff that will contracted by P.M.L. from May 15 onwards. The Pathologist formerly heading the lab was terminated in February, and his severance pay distributed over 3 months.

          c. Staff changes, including promotions, new hires and attrition, were implemented to control costs more closely than before, resulting in important savings from the second half of the quarter.


--------------------------------------------------------------------------------
Arenas ISI. Ensenada 22880. B.C. Mexico Tel. (617) 6-03-01 Fax ((617)) 7-15-11

                                FIRST MANHATTAN, INC.
                        December 31, 1994, 1993, 1992 and 1991

                                FIRST MANHATTAN, INC.
                       DECEMBER 31, 1994, 1993, 1992 AND 1991

                                   TABLE OF CONTENTS


                                                                 PAGE NO.
                                                                 -------

INDEPENDENT AUDITOR'S REPORT                                         1

FINANCIAL STATEMENTS
    Balance Sheets                                                   2
    Statements of Operations                                         3
    Statements of Stockholders' Equity                               4
    Statements of Cash Flows                                         5

NOTES TO FINANCIAL STATEMENTS                                       6-9

                                      [LETTERHEAD]



                             INDEPENDENT AUDITOR'S REPORT

The Board of Directors
   First Manhattan, Inc.

    We have audited the balance sheets of First Manhattan, Inc. (a Nevada corporation) (a development stage company) as of December 31, 1994, 1993, 1992, and 1991, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1994, 1993, 1992, and the nine months ended December 31, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Manhattan, Inc. as of December 31, 1994, 1993, 1992, and 1991, and the results of its operations and its cash flows for the years ended December 31, 1994, 1993, 1992 and the nine months ended December 31, 1991 in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ [ILLEGIBLE]

Reno, Nevada
February 16, 1995

This page intentionally left blank.

         DECEMBER 31,
----------------------------
    1992             1991
----------         --------
$  6,609           $  9,198
    -                42,955

    840               2,000
     -                  -
   3,000                -
--------           --------
  10,449             54,153
--------           --------

    -                   226


    -                   -

    410                 524
--------           --------
    410                 750
--------           --------
$ 10,859           $ 54,903
--------           --------
--------           --------


    -                    99
--------           --------
    -                    99
--------           --------
    -                    99
--------           --------



    178                 178
  87,663             87,663
 (76,982)           (33,037)
--------           --------
  10,859             54,804
--------           --------
$ 10,859           $ 54,903
--------           --------
--------           --------

The accompanying notes are an integral part of these financial statements.

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                                    BALANCE SHEETS
                       DECEMBER 31, 1994, 1993, 1992, AND 1991

                             ASSETS

                                                           DECEMBER 31,
                                                     -----------------------
                                                       1994            1993
                                                     --------       --------

Current Assets:
    Cash in bank                                     $  2,782       $  5,178
    Certificates of deposit                                 -              -
    Marketable securities, at lower of cost
       or market, allowance for unrealized
       losses of $2,660 for 1994, $2,660 for 1993,
       $2,660 for 1992, and $0 for 1991 - Note 6        840            840
    Accrued interest receivable                           294            115
    Notes receivable - Note 7                           3,000          3,000
                                                     --------       --------

              Total Current Assets                      6,916          9,133
                                                     --------       --------

Other assets:
    Deposits                                                -              -
    Deferred income taxes, net of valuation
       allowance of 512,111 for 1994, $11,762
       for 1993, $11,547 for 1992, and $5,106
       for 1991 - Note 5                                    -              -
    Organization costs, net of accumulated
       amortization of $390 for 1994, $276 for
       1993, $162 for 1992, and $48 for 1991              182            296
                                                     --------       --------

              Total Other Assets                          182            296
                                                     --------       --------
                                                     $  7,098       $  9,429
                                                     --------       --------
                                                     --------       --------

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable                                        -              -
                                                     --------       --------
         Total Current Liabilities                          -              -
                                                     --------       --------
         Total Liabilities                                  -              -
                                                     --------       --------

Stockholders' Equity:
    Common stock, $0.001 par value; authorized
       25,000,000 shares; issued and outstanding
       177,750 shares at December 31, 1994,
       1993, 1992, and 1991                               178            178
    Additional paid-in capital                         87,663         87,663
    Deficit accumulated during the
    development stage                                 (80,743)       (78,412)
                                                     --------       --------

              Total Stockholders' Equity                7,098          9,429
                                                     --------       --------
                                                     $  7,098       $  9,429
                                                     --------       --------
                                                     --------       --------

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                               STATEMENTS OF OPERATIONS
                    FOR THE YEARS ENDED DECEMBER 31, 1994, 1993,
                                        1992,
                     AND THE NINE MONTHS ENDED DECEMBER 31, 1991

                                                            DECEMBER 31,
                                                      -----------------------
                                                       1994            1993
                                                      --------       --------

Revenues                                             $      -       $      -
General costs and expenses:
    Amortization                                          114            114
    General and administrative expenses                 2,397          1,432
                                                     --------       --------

         Operating Loss                                (2,511)        (1,546)
                                                     --------       --------

    Other income (expense):
         Interest income                                  180            116
         Bad debts - Note 10                                -              -
         Unrealized losses on securities                    -              -
         Gain/(loss) on sale of securities                  -              -
                                                     --------       --------

                                                          180            116
                                                     --------       --------


              Loss before income taxes                 (2,331)        (1,430)

Income taxes - Notes 4 and 5                                -              -
                                                     --------       --------

              Net Loss                               $ (2,331)      $ (1,430)
                                                     --------       --------
                                                     --------       --------

    Net loss per share                               $  (0.01)      $  (0.01)
                                                     --------       --------
                                                     --------       --------

    Weighted average common
      shares outstanding                              177,750        177,750
                                                     --------       --------
                                                     --------       --------

     DECEMBER 31,           INCEPTION TO
---------------------    -----------------
  1992         1991      DECEMBER 31, 1994
--------     --------    -----------------
$      -     $      -           $      -

     114           48                390
   3,581        2,990             10,400
--------     --------           --------

  (3,695)      (3,038)           (10,790)
--------     --------           --------

     480        1,001              1,777
 (40,000)     (30,000)           (70,000)
  (2,660)           -             (2,660)
   1,930       (1,000)               930
--------     --------           --------

 (40,250)     (29,999)           (69,953)
--------     --------           --------

 (43,945)     (33,037)           (80,743)

       -            -                  -
--------     --------           --------

$(43,945)    $(33,037)          $(80,743)
--------     --------           --------
--------     --------           --------

$  (0.25)    $  (0.36)          $  (0.45)
--------     --------           --------
--------     --------           --------

 177,750       91,414            177,750
--------     --------           --------
--------     --------           --------


The accompanying notes are an integral part of these financial statements.

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                          STATEMENTS OF STOCKHOLDERS' EQUITY
                 FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994


                                                  COMMON STOCK      ADDITIONAL
                                             ---------------------    PAID-IN
                                             SHARES         AMOUNT    CAPITAL
                                             ------         ------  ----------

Issuance of shares for cash,
   August 9, 1991                            86,750           $ 87     $86,664

Issuance of shares in exchange for
   marketable securities, August 9, 1991      1,000              1         999

Issuance of shares in exchange for                -              -           -
   services, August 9, 1991                  90,000             90           -

Net loss for the nine months ended
   December 31, 1991                              -              -           -
                                            -------           ----     -------
Balance, December 31, 1991                  177,750            178      87,663

Net loss for the year ended
   December 31, 1992                              -              -           -
                                            -------           ----     -------
Balance, December 31, 1992                  177,750            178      87,663

Net loss for tile year ended
   December 31, 1993                              -              -           -
                                            -------           ----     -------
Balance, December 31, 1993                  177,750            178      87,663

Net loss for the year ended
   December 31, 1994                              -              _           -
                                            -------           ----     -------
Balance, December 31, 1994                  177,750           $178     $87,663
                                            -------           ----     -------
                                            -------           ----     -------

  DEFICIT
ACCUMULATED
 DURING THE
DEVELOPMENT
   STAGE          TOTAL
-----------    -----------
  $    -         $ 86,751

       -            1,000

       -               90

   (33,037)       (33,037)
 ---------       --------

   (33,037)        54,804


   (43,945)       (43,945)
 ---------       --------

   (76,982)        10,859

    (1,430)        (1,430)
 ---------       --------

   (78,412)         9,429


    (2,331)        (2,331)
 ---------       --------

 $ (80,743)      $  7,098
 ---------       --------
 ---------       --------



The accompanying notes are an integral part of these financial statements.

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                               STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, 1992,
                     AND THE NINE MONTHS ENDED DECEMBER 31, 1991

                                                            DECEMBER 31,
                                                      -----------------------
                                                       1994            1993
                                                      --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                           $ (2,331)      $ (1,430)
     Adjustments to reconcile net loss to net cash provided (used) by operating activities:

     Amortization                                         114            114
     Unrealized losses on securities                     -              -
     (Gain)/loss on sale of securities                   -              -
     Bad debts                                           -              -
     Changes in current assets and liabilities:
        Accrued interest receivable                      (179)          (115)
        Accounts payable                                 -              -
                                                     --------       --------

           Net cash provided (used) by
              operating activities                     (2,396)        (1,431)
                                                     --------       --------

Cash flows from investing activities:
  Purchase of marketable securities                      -              -
  Sale of marketable securities
  Deposits and other assets                              -              -
  Organization costs                                     -              -
  Loans and notes receivable                             -              -
                                                     --------       --------

           Net cash provided (used) by
              investing activities                       -              -
                                                     --------       --------

  Cash flows from financing activities:
     Proceeds from sale of common stock                  -              -
                                                     --------       --------

           Net cash provided (used) by
              financing activities                       -              -
                                                     --------       --------

           Net increase (decrease) in cash             (2,396)        (1,431)

Cash and cash equivalents, beginning of period          5,178          6,609
                                                     --------       --------

Cash and cash equivalents, end of period             $  2,782       $  5,178
                                                     --------       --------
                                                     --------       --------

     DECEMBER 31,           INCEPTION TO
---------------------    -----------------
  1992         1991      DECEMBER 31. 1994
--------     --------    -----------------

$(43,945)    $(33,037)          $(80,743)


     114           48                390
   2,660         -                 2,660
  (1,930)       1,000               (930)
  40,000       30,000             70,000


    -            -                  (294)
     (99)          99               -
--------    ---------           --------

  (3,200)      (1,890)            (8,917)
--------    ---------           --------

  (8,500)      (2,000)           (10,500)
   8,930         -                 8,930
     226         (226)              -
    -            (572)              (572)
 (43,000)     (30,000)           (73,000)
--------    ---------           --------

 (42,344)     (32,798)           (75,142)
--------    ---------           --------

    -          86,841             86,841
--------    ---------           --------

    -...       86,841             86,841
--------    ---------           --------

 (45,544)      52,153              2,782

  52,153         -                  -
--------    ---------           --------

$  6,609    $  52,153           $  2,782
--------    ---------           --------
--------    ---------           --------


The accompanying notes are an integral part of these financial statements.

This page intentionally left blank.

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                            NOTES TO FINANCIAL STATEMENTS
                FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994



NOTE 1 - Summary of Significant Accounting Policies and Business Activity:

          This summary of significant accounting policies of First Manhattan, Inc. (the Company) is presented to assist in understanding the Company's financial statements.

     BUSINESS ACTIVITY:

          The Company, a Nevada corporation, was incorporated on March 27, 1991, and is in the development stage. The planned operation of the Company was to establish a broker/dealer in securities.

     ORGANIZATION COSTS:

          Organization costs are being amortized over a 60-month period, using the straight-line method.

     ACCOUNTING METHOD:

          The Company's financial statements are prepared using the accrual basis of accounting.

     LOSS PER SHARE:

          Loss per share of common stock is based on the weighted average number of common shares and common stock equivalents outstanding during the period.

     CASH AND CASH EQUIVALENTS:

          The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

     DEFERRED INCOME TAX ACCOUNTS:

          Deferred tax provision/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheets.

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                            NOTES TO FINANCIAL STATEMENTS
                   FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994


Note 2 - Development Stage Company:

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts to establishing a business engaging in the retail marketing of various products.

          Operating losses have been incurred from inception through December 31, 1994, and the Company continues to use, rather than to provide, working capital in this operation. Realization of a significant portion of the assets in the accompanying balance sheets is dependent upon the Company's ability to continue its planned principal operations which in turn is dependent upon its ability to develop and complete the planned operations of the Company. Although management believes that it is pursuing a course of action that will provide successful future operations, the outcome of these matters is uncertain.

NOTE 3 - Basis of Presentation and Considerations Related to Continued
Existence:

          The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,331, $1,430, $43,945, and $33,037 for the periods ended December 31, 1994, 1993, 1992 and 1991, and $80,743 for the period from inception to December 31, 1994. These factors, among others, indicate the Company's ability to continue in existence is dependent upon its ability to obtain additional long-term debt and/or equity financing and achieve profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 4 - Income Taxes:

          Because the Company has not generated taxable income since its inception, no provision for income taxes has been made.

          The Company can carry forward its net operating losses as follows:

          Years Ended December 31,
          ------------------------

                  2006                                 $33,037
                  2007                                  43,945
                  2008                                   1,430
                  2009                                   2,331
                                                       -------

                                                       $80,743
                                                       -------
                                                       -------

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                            NOTES TO FINANCIAL STATEMENTS
                FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994

NOTE 5 - Adoption of SFAS No. 109:

          Effective March 27, 1991, First Manhattan, Inc. adopted Statement of Financial Accounting Standards ((SFAS)) No. 109, "Accounting for Income Taxes., which requires a liability approach to financial accounting and reporting for income taxes.

          The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

          SFAS No. 109 requires that the cumulative effect of adopting the Standard be reported in the year of adoption. As described in Note 3, there is substantial doubt as to the continued existence of the Company, resulting in substantial doubt that the Company would be able to utilize its net operating loss carryforwards. The Company has therefore recorded a valuation allowance equal to the amount of the deferred tax asset created by the net operating losses that can be carried forward to future periods. The cumulative effect of the adoption of SFAS No. 109 is zero for the periods ended December 31, 1994, 1993, 1992, and 1991.

NOTE 6 - Marketable Securities:

          Carrying amounts and approximate market values of investment securities are summarized as follows:

                                             DECEMBER 31, 1994, 1993, AND 1992
                                             ----------------------------------
                                                              GROSS
                                             CARRYING       UNREALIZED   MARKET
                                              AMOUNT          LOSSES      VALUE
                                             --------       ----------   ------

     EVT International Corp.                   $3,500         $2,660       $840
                                             --------         ------       ----

                                               $3,500         $2 660       $840
                                             --------         ------       ----
                                             --------         ------       ----

NOTE 7 - Notes Receivable:

          Notes receivable of 33,000 consist of a demand note receivable from Bellgate, Ltd. which bears an interest rate of 6.00% per annum, principal and accrued interest payable on demand. The note is uncollateralized.

                                FIRST MANHATTAN, INC.
                            (A Development Stage Company)
                            NOTES TO FINANCIAL STATEMENTS
                  FROM MARCH 27, 1991 (INCEPTION) TO DECEMBER 31, 1994


NOTE 8 - Supplemental Schedule of Noncash Investing and Financing Activities:

          During the nine months ended December 31, 1991, the Company engaged in the following noncash transactions:

               Acquisition of marketable securities              $1,000
                                                                 ------
                                                                 ------
               Issuance of common stock in exchange
                  for marketable securities                      $1,000
                                                                 ------
                                                                 ------
NOTE 9 - Warrants:

          On August 9, 1991, the Company issued shares of common stock with warrants attached. Each unit of common stock is comprised of one share of common stock and one "A" warrant (90,000 units) and one "B" warrant (10,000 units). The "A" warrant is convertible into one share of common stock at $7.50 per share. The "B" warrant is convertible into one share of common stock at $10.00 per share.

          The warrants are exercisable for one year and two years (for the "A" and "B" warrants, respectively) commencing on the effective date of the registration of the warrants with the Securities and Exchange Commission. As of the date of these financial statements the warrants have yet to be registered with the Securities and Exchange Commission.

          The warrants have not been included in the computation of loss per share since there is substantial doubt that the Company will continue in existence (Note 3) and therefore the warrants will not be registered.

NOTE 10 - Related Parties:

          For the periods ended December 31, 1992 and 1991, the Company loaned $40,000 and $30,000, respectively, to First Manhattan, Inc. (incorporated on the island of Nevis)) for the purpose of establishing a broker/dealer in securities in Germany. First Manhattan, Inc. ((Nevis)) is controlled by the President of the Company.

          Subsequently, the management of the Company determined that the German brokerage operation was not going to be successful and wrote-off the amounts loaned as a bad debt as of December 31, 1992 and 1991.


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